November 12, 2021

Production Plans in December 2021, as of November 12

At Toyota, we have made repeated adjustments to our production plans since August due to a shortage of parts resulting from the spread of COVID-19, causing various inconveniences to all parties concerned. We would like to express our gratitude to all parties concerned for their immense support in helping us maintain production.

The global production plan in December is expected to reach the 800,000 units level including the recovery from the impact of the previous production cutbacks. In addition, as a result of the cooperation of our suppliers, all 14 plants and 28 production lines in Japan will be operating normally for the first time in seven months since May. In addition, we will continue to maintain our production forecast of 9 million units for the fiscal year. (Reference: Global production volumes were approximately 760,000 units in December 2020)

In response to the continuing shortage of some parts, we will continue our efforts to strengthen our supply chain with our suppliers and will do everything we can to ensure we deliver as many cars to our customers as quickly as possible.

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